

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

Via E-mail
Julian R. Geiger
President and Chief Executive Officer
Crumbs Bake Shop, Inc.
110 West 40th Street, Suite 2100
New York, NY 10018

> Re: **Crumbs Bake Shop, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 18, 2013**
> **File No. 333-189415**

Dear Mr. Geiger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to provide a description of the material terms of the debt pursuant to which the shares registered on this Form S-3 will be issued.

Risk Factors, page 4

Risks Related to our Business and Industry, page 8

2. We note your disclosure in the Form 10-K for the fiscal year ended December 31, 2012 filed on April 15, 2013 that neither management's internal control over financial reporting nor the company's disclosure controls or procedures were effective as of December 31, 2012. Accordingly, please revise the first risk factor on page 15, or include a separate risk factor, addressing the risks associated with the fact that neither

management's control over financial reporting nor the company's disclosure controls and procedures were effective as of December 31, 2012.

About this prospectus, page 1

3. We note your indication here that you intend to provide a prospectus supplement containing specific information about the terms of a particular offering by the Selling Stockholders. We also note your indication on the prospectus cover page that the prospectus covers the resale by the selling stockholders and their donees, pledgees, transferees or other successors-in-interest. These statements suggest reliance upon Rule 430B(b), however, it appears that you are ineligible to rely upon such rule. Please revise or advise. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 220.04 and 228.03 located at our web-site.

Selling Stockholders, page 15

4. Please add a footnote to the selling stockholder table on page 16 explaining how you arrived at the amounts listed under the "Shares Covered Hereby" column. In this regard, we note that the selling shareholder table indicates that the registration statement covers more shares than are currently beneficially owned by the selling shareholders listed in the table. If the additional shares registered are intended to cover the issuance of shares to satisfy payment-in-kind interest, please clarify this fact.

5. Please identify whether any of the selling shareholders are registered broker-dealers or affiliates thereof. We may have further comment after reviewing your response.

Part II – Information Not Required in Prospectus, page II-1

Signatures, page II-6

6. We note the statement in this section that "the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 . . . ." Please revise this section to include this language as it pertains to Form S-3. Please refer to the "Signatures" section of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Andrew Bulgin, Esq.